August 2, 2006


By facsimile to (214) 200-0534 and U.S. Mail


Mr. Paul E. Fulchino
Chairman, President, and Chief Executive Officer
Aviall, Inc.
2750 Regent Boulevard
DFW Airport, TX 75261-9048

Re:	Aviall, Inc.
	Revised Preliminary Proxy Statement on Schedule 14A
	Filed July 21, 2006
	Current Report on Form 8-K dated July 11, 2006
	Filed July 14, 2006
	File Nos. 0-12380

Dear Mr. Fulchino:

	We reviewed the filings and have the comments below.

PreR14A

Interests of Aviall`s Executive Officers and Directors in the
Merger,
page 6

1. Refer to prior comment 6. Footnote (1) on page 11 states that additional bonus amounts are payable to Mr. Paul E. Fulchino for each year up to and including December 31, 2009 under his amended and restated employment agreement with The Boeing Company. Quantify the amount of the additional bonus amounts here and on page 58.

Opinion of Our Financial Advisor, page 38

2. Include in the proxy statement the information that you gave us in
response to prior comment 21:	Credit Suisse made preliminary
presentations on several occasions to the Aviall board of directors that were substantially similar to the final presentation made at the
April 30, 2006 meeting, with changes to reflect updated transaction terms and market information.

Material United States Federal Income Tax Consequences of the
Merger,
page 61

3. Refer to prior comment 5. As requested previously, delete the word "generally" in the second paragraph`s fourth sentence because the words may imply that stockholders cannot rely on the disclosure.

Security Ownership of Certain Beneficial Owners, page 78

4. Refer to prior comments 33, 34, and 35. As noted previously, Item
403 of Regulation S-K requires disclosure of all beneficial owners, with reference to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act. Thus, you should identify all persons who, directly or indirectly, have or share voting and investment control.
See Interpretation 4S. of Item 507 of Regulation S-K in the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website.

8-K

Exhibit 99.1

5. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the exhibit`s attachments, please refile the exhibit in its entirety.

Closing

	File a revised Pre14A and an amendment to the 8-K in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested.
If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Aviall and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Aviall acknowledging that:

* Aviall is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Aviall may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Aviall provides us in our review of the filings or in response to our comments on the filings.

      You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at
(202) 551-3767.

Very truly yours,





 Jennifer R. Hardy

Legal
Branch Chief

cc:	Janice V. Sharry, Esq.
	Ryan R. Cox, Esq.
	Haynes and Boone, LLP
	901 Main Street, Suite 3100
	Dallas, TX 75202



Mr. Paul E. Fulchino
August 2, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE